EXHIBIT 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2011

Operating revenues	$7,908
Fuel, purchased power costs and delivery fees	(4,154)
Net gain from commodity hedging and trading activities	854
Operating costs	(856)
Depreciation and amortization	(1,405)
Selling, general and administrative expenses	(701)
Franchise and revenue-based taxes	(105)
Impairment of goodwill	(4,100)
Other income	925
Other deductions	(14)
Interest income	96
Interest expense and related charges	(2,772)

Loss before income taxes	(4,324)

Income tax benefit	78

Net loss	(4,246)

Net loss attributable to noncontrolling interests	1

Net loss attributable to EFCH	$(4,245)